                                                                 EXHIBIT 99



PROSPECTUS

                                 67,000 SHARES

                             EAGLE BANCSHARES, INC.


                                  COMMON STOCK


         The 67,000 shares (the "Shares") of Common Stock (the "Common Stock") of Eagle Bancshares, Inc. (the "Company") offered hereby are being offered for the account of certain selling stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of the Shares. See "Selling Stockholders."

         Each of the Selling Stockholders may sell the Shares offered hereby from time to time on The Nasdaq National Market or such other national securities exchange or automated interdealer quotation system on which shares of the Company's Common Stock are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. The Selling Stockholders must effect such transactions by notifying the Company in advance of any intended transaction in order for the Company to determine compliance with applicable federal and state securities laws, and then upon receipt of notice from the Company that such transaction may proceed, by selling the Shares only to or through brokers or dealers. Such brokers or dealers may receive compensation in the form of commissions or otherwise in such amounts as may be negotiated by them. As of the date of this Prospectus, no agreements have been reached for the sale of the Shares or the amount of any compensation to be paid to brokers or dealers in connection therewith. The Company will bear all expenses in connection with the registration and sale of the Shares being offered by the Selling Stockholders, other than commissions, concessions or discounts to brokers or dealers and fees and expenses of counsel or other advisors to the Selling Stockholders. See "Plan of Distribution."

         The Common Stock of the Company is traded on The Nasdaq National Market under the trading symbol "EBSI." On February 13, 1996, the average of the high and low prices of the Company's Common Stock as quoted on The NASDAQ National Market was $16.625 per share.

                                --------------

        PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION
                  DISCUSSED UNDER THE CAPTION "RISK FACTORS."

                                --------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                  SECURITIES COMMISSION NOR HAS THE COMMISSION
                   OR ANY STATE SECURITIES COMMISSION PASSED
                     UPON THE ACCURACY OR ADEQUACY OF THIS
                        PROSPECTUS.  ANY REPRESENTATION
                              TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                The date of this Prospectus is February 15, 1996

         No person has been authorized in connection with this offering to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sales hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or the dates as of which information is otherwise set forth or incorporated by reference herein. This Prospectus does not constitute an offer to sell or a solicitation of an offer to purchase any securities other than those to which it relates or an offer to any person in any jurisdiction where such offer or solicitation would be unlawful.


                               TABLE OF CONTENTS

                                                                                                        Page
                                                                                                        ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               2
Incorporation of Certain Documents by Reference . . . . . . . . . . . . . . . . . . . . . .               3
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               4
Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               6
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               8
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               8
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               8



                             AVAILABLE INFORMATION

         Additional information regarding the Company and the Shares offered hereby is contained in the Registration Statement (of which this Prospectus forms a part) and the exhibits relating thereto filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"). The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Commission. Such reports, proxy statements, information statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by Eagle Bancshares, Inc. (the "Company" or the "Registrant") with the Commission hereby are incorporated herein by reference as of their respective dates:

         (1) The Prospectus dated February 12, 1996 which forms a part of the Company's Registration Statement on Form S-2 (Registration No. 333-00081);

         (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1995 and September 30, 1995; and

         (3) The description of the Company's Common Stock as contained in the Company's Registration Statement on Form 8-A (Registration No. 0-14379) as declared effective by the Commission on April 4, 1986.

         In addition, all reports and documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and made a part hereof from the date of the filing of such documents.

         The Company will provide without charge to each person to whom this Prospectus is delivered, at the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the foregoing documents). The Company also will provide without charge upon request a copy of the Company's latest Annual Report. Written or telephonic requests should be directed to Richard B. Inman, Jr., 4305 Lynburn Drive, Tucker, Georgia 30084, (770) 908-6690.


                                  THE COMPANY

         The Company is a metropolitan Atlanta, Georgia based savings and loan holding company, primarily engaged through its subsidiaries in retail and mortgage banking with 24 locations in the Southeast. The Company, a unitary savings and loan holding company, was formed as a Georgia corporation in September 1985 to acquire 100% of the common stock of the Bank, the Company's principal subsidiary. Based on total assets at September 30, 1995, the Bank is the largest thrift institution headquartered in metropolitan Atlanta and operates ten full service branch offices located in Cherokee, DeKalb, Fulton and Gwinnett counties, Georgia. Through its subsidiary Prime Eagle Mortgage Corporation ("PrimeEagle"), the Company operates 14 loan production offices located in Georgia, Florida, North Carolina, South Carolina and Tennessee. The Company also engages in real estate brokerage and development in metropolitan Atlanta.

         As a result of the recent acquisition of banks and thrifts in Atlanta by large out-of-state bank holding companies, the Company is now the second largest independent financial institution headquartered in the metropolitan Atlanta area based on total assets at September 30, 1995. Because the Company is headquartered in its primary market area, the Company believes it is able to provide personalized service and local decision making that is typically not available from financial institutions headquartered out-of-state. As a result, the Company believes it is well positioned to serve the banking needs of small businesses and individuals that consider personalized service and local decision making to be important aspects of a banking relationship.





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





         The Company's near-term strategy is to continue to capitalize on certain opportunities which have been presented by recent consolidations. First, staff reductions and branch closings at other institutions have enabled the Company to hire experienced banking executives. Second, the Company has acquired a multi-office mortgage banking company, acquired additional retail deposits and attracted new customers. Third, the Company is now in a position to acquire smaller financial institutions in the metropolitan Atlanta area, which will enable the Company to further expand its franchise. Fourth, operating under a federal thrift charter, the Bank can open or acquire new branches throughout the State of Georgia and across state lines, including markets in which the Company currently operates loan production offices. The Company's long-term strategy is to increase stockholder value by building franchise value, creating competitive advantages in targeted business niches, developing additional long-term, customer driven relationships, and compensating employees based upon bottom line performance.

         Since the current management team assumed the leadership of the Bank in October 1990, total assets of the Company have increased from $287.5 million at September 30, 1990, to $528.2 million at September 30, 1995. Permanent single family mortgage loans originated and sold increased from $56.5 million for the twelve months ended September 30, 1990, to $346.6 million for the twelve months ended September 30, 1995. During the same period, earnings improved from a loss of $229,000 to net income of $4.4 million. At December 31, 1995, officers and directors of the Company and the Bank's 401(k) Savings and Employee Stock Ownership Plan (the "ESOP") owned 24.6% of the outstanding shares of the Company's Common Stock.

         The Company's executive offices are located at 4305 Lynburn Drive, Tucker, Georgia 30084, and its telephone number is (770) 908-6690.



                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Shares.

CREDIT RISK AND LOAN CONCENTRATION

         Over the past several years, the Company has experienced significant growth in its permanent single family residential mortgage loan, construction loan and leasing portfolios. The Company's portfolio of permanent single family residential mortgage loans was $218.9 million at September 30, 1995, constituting 41.4% of total assets and 53.8% of the Company's loan portfolio. Construction loans comprise the second largest component of the Company's loan portfolio. At September 30, 1995, construction loans constituted 27.4% of the Company's loan portfolio and totaled $110.8 million. At September 30, 1995, the Company's investment in the purchase of equipment leases was $38.0 million which represented 11.3% of the Company's loan portfolio.

         Construction loans frequently involve greater risk than residential mortgage loans principally due to (i) the creditworthiness of construction borrowers in general, (ii) the potential risks associated with securing permanent financing, and (iii) general market conditions in the housing industry. The Company's investment in equipment leases involves risk because of (i) the decline in value of the leased equipment and the geographic location of the equipment, (ii) the Company's reliance on third party lessors for servicing the leases, and (iii) the location of lessees outside the Company's geographic market.

         Management believes that the Bank's credit review and loan monitoring processes are adequate to evaluate and monitor these risks and that the Bank's allowance for possible loan losses is adequate in relation to the composition of its loan portfolio. Further, although the Company's non-performing loans as a percentage of total loans was .17% at September 30, 1995, there is a risk that the quality of the Company's loan portfolio could decline, particularly as a result of the rapid growth in loans, as a result of the concentration of construction loans and as a result of risk inherent in commercial equipment leases.

RELIANCE ON RESIDENTIAL MORTGAGE ORIGINATIONS

         The market for residential mortgages is highly volatile and an increase in interest rates could have a material adverse effect on both non-interest income and interest income and in the growth of the Company's residential mortgage portfolio. In addition, a substantial portion of the Company's non-interest income has been derived from gains on the sale of mortgage loans and mortgage production fees consisting of proceeds from the sale of mortgage servicing rights, loan origination fees and discount points. Due to the cyclical nature of residential mortgage originations, there can be no assurance that the Company will be able to sustain recent levels of gains on the sale of mortgage loans and mortgage production fees.

INTEREST RATE SENSITIVITY

         The profitability of the Company depends to a large extent upon its net interest income, which is the difference between interest income and interest expense. The net interest income of the Company could be adversely affected if, for example, changes in market interest rates resulted in the cost of interest-bearing liabilities increasing faster than the increase in the yield on the interest-earning assets of the Company. Additionally, increasing interest rates could have an adverse impact on house sales which could negatively impact construction lending and permanent mortgage originations.

REAL ESTATE DEVELOPMENT ACTIVITIES

         Approximately $8.4 million or 1.6% of the Company's total assets as of September 30, 1995, was invested in three real estate development projects in metropolitan Atlanta. Additionally, in December 1995, the Company invested $600,000 in a fourth real estate development project in metropolitan Atlanta. Two of these projects are currently under development. Although the Company intends to acquire and develop real estate on a limited basis, the Company is subject to the associated risks related to delays in construction and development, lot absorption, occupancy, financing availability, and failure of properties to perform as expected.

DEPENDENCE ON PRIMARY GEOGRAPHIC MARKET

         The financial condition of the Company is primarily dependent on economic conditions in the Atlanta metropolitan area. Of the 24 locations where the Company operates, 13 are located in the Atlanta metropolitan area, and the majority of deposits gathered originate from Atlanta-based offices. In addition, $145.3 million or approximately 41.2% of loan originations for the six months ended September 30, 1995, came from this area. While management believes that the economy in metropolitan Atlanta is generally healthy and has experienced above average growth, adverse changes in economic conditions in such area could adversely impact the Company's growth and financial performance.

LEGISLATION AND REGULATION

         There is currently proposed as part of the Budget Reconciliation Act of 1995 a one-time assessment on the deposits of institutions which are insured by the SAIF in order to recapitalize SAIF during the first quarter of calendar 1996. It is anticipated that such assessment will be in the amount of from $.80 to $.90 per $100 of SAIF insured deposits at March 31, 1995. If the assessment were levied at $.85 per $100 in SAIF insured deposits, the Bank's earnings would decrease approximately $1.5 million net of tax. Thereafter it is estimated that the level of ongoing premiums paid to the SAIF would be reduced from the Company's current rate of $.23 per $100 of SAIF insured deposits to between $0 and $.04 per $100 of SAIF insured deposits, thereby reducing in future periods the premium payments currently paid by the Bank. Assuming the Company is subject to premiums at the rate of $.04 per $100 of deposits subsequent to the one-time assessment, the annualized premium reduction would be $386,000 net of tax based upon September 30, 1995 deposits.

                              SELLING STOCKHOLDERS

         The Shares offered hereby are owned and offered for the account of the Selling Stockholders and represent shares of Common Stock of the Company acquired by the Selling Stockholders in connection with (a) the grant of restricted stock by the Company pursuant to employment agreements between each of the Selling Stockholders and the Company (b) the First Amended and Restated Tucker Federal and Savings Loan Associaton Directors' Retirement Plan or (c) the exercise of stock options granted under the First Amended and Restated Eagle Bancshares, Inc. 1994 Directors Stock Option Incentive Plan (the "DSOP"). The table below sets forth the name of each Selling Stockholder, the Selling Stockholder's position with the Company, and information with respect to all shares of Common Stock beneficially owned by the Selling Stockholder as of December 22, 1995. Information with respect to ownership has been determined from the Company's records. Beneficial ownership as reported in the table has been determined in accordance with certain rules of the Commission and includes shares of Common Stock which may be acquired within 60 days upon the exercise of outstanding stock options of the Company. The named persons have sole voting and investment power with regard to the shares shown as owned by such persons. Pursuant to certain rules of the Commission, all shares not currently outstanding which are subject to options exercisable within 60 days are deemed to be outstanding for the purpose of computing the "Percent of Class" held by the holder thereof but are not deemed to be outstanding for the purpose of computing the "Percent of Class" held by any other shareholder of the Company. Upon completion of this offering, assuming all the Shares being offered hereby are sold and that no other changes in the Selling Stockholders' beneficial ownership occur prior to completion of this offering, none of the Selling Stockholders will beneficially own more than one percent of the Company's outstanding shares of Common Stock unless otherwise indicated. As of January 3, 1996, there were 3,117,200 shares outstanding.

                                                                                                           Total Number of
                                                                                                         Shares Beneficially
                                                                            Plan Shares                 Owned Upon Completion
              Name                     Position With Company             Owned and Offered               Of the Offering (%)
              ----                     ---------------------             -----------------               -------------------
 Charles J. Alford, Jr.           Former Director of Company                    5,000                       108,328 (3.48%)


 Clyde Anderson                   Former Director of Company                    2,000                           396

 Richard B. Inman, Jr.            President and Chief Executive                30,000                        94,600 (3.01%)(1)
                                  Officer of Tucker Federal
                                  Savings & Loan Association
                                  ("Tucker Federal")

 Betty Petrides                   Executive Vice President and                 15,000                        69,406 (2.18%)(2)
                                  Secretary of Tucker Federal

 Conrad J. Sechler, Jr.           President of Eagle Service                   15,000                        57,699 (1.85%)(3)
                                  Corporation                                  ------


 Total:                                                                        67,000

---------------

(1) With regard to Mr. Inman, the shares shown include (i) 20,000 shares which may be acquired by Mr. Inman upon the exercise of stock options granted in accordance with Mr. Inman's 1993 employment agreement with Tucker Federal and pursuant to the Eagle Bancshares, Inc. Stock Option and Incentive Plan (the "Stock Option Plan"); (ii) 3,000 shares which may be acquired by Mr. Inman upon the exercise of stock options granted pursuant to the DSOP; (iii) a total of 3,950 shares held for the account of Mr. Inman as a participant in the Tucker Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan (the "ESOP"); and (v) 2,000 shares which are held of record by the spouse of Mr. Inman as to which he disclaims beneficial ownership.

(2) With regard to Mrs. Petrides, the shares shown include (i) 39,666 shares which may be acquired by Mrs. Petrides upon exercise of stock options granted in accordance with Mrs. Petrides' employment agreement with Tucker Federal and pursuant to the Stock Option Plan; (ii) a total of 7,240 shares held for the account of Mrs. Petrides as a participant in the Company's ESOP; and (iii) 2,500 shares which may be acquired by Mrs. Petrides upon the exercise of stock options granted pursuant to the DSOP. In addition, pursuant to Mrs. Petrides' employment agreement with Tucker Federal, Mrs. Petrides is entitled to be granted an option to purchase 20,000 shares of Common Stock, which option will be exercisable immediately. The actual grant of the option has not been made and the share ownership information excludes such entitlement.

(3) With regard to Mr. Sechler, Jr., the shares shown include (i) 6,666 shares which may be acquired by Mr. Sechler, Jr. upon exercise of stock options granted in accordance with Mr. Sechler, Jr.'s employment agreement with Eagle Service Corporation, a wholly-owned subsidiary of Tucker Federal, and pursuant to the Stock Option Plan; (ii) 3,000 shares which may be acquired by Mr. Sechler, Jr. upon exercise of stock options granted pursuant to the DSOP; and (iii) a total of 6,076 shares held for the account of Mr. Sechler, Jr. as a participant in the Company's ESOP.

                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time by any of the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on The Nasdaq National Market or such other national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, through negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Shares may be sold by one or more of the following: (a) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (d) an exchange distribution in accordance with the rules of such exchange; and (e) through the writing of options on the Shares. The Selling Stockholders must effect such transactions by notifying the Company in advance of any intended transaction in order for the Company to determine compliance with applicable federal and state securities laws, and then upon receipt of notice from the Company that such transaction may proceed, by selling the Shares only to or through brokers or dealers. If necessary, a supplemental prospectus which describes the method of sale in greater detail may be filed by the Company with the Commission pursuant to Rule 424(c) under the 1933 Act under certain circumstances. In effecting sales, brokers or dealers engaged by the Selling Stockholders and/or the purchasers of the Shares may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions, concessions or discounts from the Selling Stockholders and/or the purchasers of the Shares in amounts to be negotiated prior to the sale. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the 1933 Act may be sold under Rule 144 rather than pursuant to this Prospectus.

         The Company will bear all expenses in connection with the registration and sale of the Shares, other than commissions, concessions or discounts to brokers or dealers and fees and expenses of counsel or other advisors to the Selling Stockholders.

         The Selling Stockholders and any broker or dealer who acts in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act, and any compensation received by them and any profit on any resale of the Shares as principals might be deemed to be underwriting discounts and commissions under the 1933 Act.

                                 LEGAL MATTERS

         The legality of the Shares offered hereby has been passed upon for the Company by Long, Aldridge & Norman, LLP, Atlanta, Georgia.

                                    EXPERTS

         The consolidated financial statements of the Company as of March 31, 1995, and for the year then ended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein upon the authority of said firm as experts in accounting and auditing in giving said report.

         The consolidated financial statements of the Company as of March 31, 1994, and for each of the years in the two-year period ended March 31, 1994, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the fiscal year 1994 and 1993 consolidated financial statements refers to changes in the method of accounting for income taxes and investments.